PLYMOUTH ROCK TECHNOLOGIES INC.
ACQUIRES SHOE SCANNER TECHNOLOGY
IP FROM MANCHESTER METROPOLITAN
UNIVERSITY

Vancouver, BC – March 14, 2019 – Plymouth Rock Technologies Inc. (CSE: PRT) (Frankfurt: 4XA WKN# A2N8RH) (OTC: AXDRF) (“Plymouth Rock” or the “Company”) is pleased to announce that Manchester Metropolitan University assigned the Millimeter Wave, Shoe Scanning technology IP to Plymouth Rock Technologies.

With the acquisition of the Millimeter Wave IP, Plymouth Rock Technologies will take another step forward in becoming an industry leader in the global security market. The Millimeter Wave Shoe Scanner is a floor-mounted 3D imaging system that uses harmless millimeter wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items. This is but one application for this technology that can be used in various commercial applications.

“The deployment of this advanced automated screening technology strengthens the important balance in the commercial aviation and public event space of not making the false choice between greater security and improved customer flow efficiencies. You can and must have both,” added Douglas Smith, Former Assistant Secretary of Homeland Security and Advisor to Plymouth Rock.

The Millimeter Wave Shoe Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time of 30 PPM (Persons/Minute) the Shoe Scanner is ideal for airport terminals, prison/correctional facilities, public events and other high throughput, screening applications. This safe, proven technology is already sanctioned by US FDA, Health Canada and EU Airport legislation.

“Nearly everyone has had to remove their shoes at airport security.” said Dana Wheeler, Plymouth Rock CEO and Founder. “Wrestling with bags, belts, jackets, laptops and shoes is inconvenient and slows progress through the essential security check process. A technology that can screen shoes without necessitating removal would speed up the security check process, improve security by allowing all passengers to have their shoes screened and reduce the inconvenience associated with the removal and replacement of shoes.”

Plymouth Rock Technologies will continue to develop advancements to its Shoe Scanner technology that will build the value of the IP obtained from Manchester Metropolitan University; these enhancements will allow identification of materials as well as the detection of concealments.

About Manchester Metropolitan University

Manchester Metropolitan University (“MMU”) is a public university located in Manchester, England. The university traces its origins to the Manchester Mechanics Institute and the Manchester School of Design, which formed Manchester Polytechnic in 1970. Manchester Polytechnic then gained university status under the government's Further and Higher Education Act, becoming the Manchester Metropolitan University in 1992. Today, it is headquartered in the city of Manchester, with additional facilities in Cheshire.

About Plymouth Rock Technologies Inc.

Plymouth Rock Technologies is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater “stand-off” distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock’s core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone (“MIRIAD”); (2) A compact microwave radar system for scanning shoe’s (“Shoe-Scanner”); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues (“Wi-Ti”).

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603- 300-7933

Investor Information:
Tasso Baras
+1-778- 477-6990

(Not for dissemination in the United States of America)

Forward Looking Statements

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